UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM 6-K

                                ---------------


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 22, 2006
                Date of Report (Date of Earliest Event Reported)


                                ---------------


                            Embotelladora Andina S.A.
             (Exact name of registrant as specified in its charter)
                          Andina Bottling Company, Inc.
                 (Translation of Registrant's name into English)

                            Avenida Andres Bello 2687
                               Piso 20, Las Condes
                                 Santiago, Chile
                     (Address of principal executive office)


                                ---------------


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                       Form 20-F [X] Form 40-F [ ]

  Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                 Yes [ ] No [X]

  Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                 Yes [ ] No [X]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
                                 Yes [ ] No [X]


                                ---------------

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
Consolidated financial statements
September 30, 2006


(Translation of original in Spanish)




CONTENTS

Consolidated balance sheet
Consolidated statement of income
Consolidated statement of cash flows
Notes to the consolidated financial statements





    Ch$   - Chilean pesos
    ThCh$ - Thousands of Chilean pesos
    US$   - United States dollars
    ThUS$ - Thousands of United States dollars
    R$    - Brazilian Reals
    ThR$  - Thousands of Brazilian Reals
    A$    - Argentine pesos
    ThA$  - Thousands of Argentine pesos
    UF    - Unidades de Fomento (Chilean government inflation-indexed monetary units)

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


                                                          For the periods ended September 30,
                                                                2006                2005
                                                               ThCh$                ThCh$

TOTAL CURRENT ASSETS                                         133,917,648         183,834,044
Cash                                                          14,387,760          12,943,038
Time deposits                                                 14,096,378          65,113,929
Marketable securities (net)                                   14,913,985          20,469,352
Trade accounts receivable (net)                               23,817,447          22,310,302
Notes receivable (net)                                         7,572,072           6,367,387
Other receivables (net)                                       14,974,969          13,131,031
Notes and accounts receivable from related companies           1,061,449             424,413
Inventories (net)                                             20,887,317          21,839,958
Recoverable taxes                                             10,512,757           8,904,642
Prepaid expenses                                               2,242,524           2,250,216
Other current assets                                           9,450,990          10,079,776
TOTAL PROPERTY, PLANT AND EQUIPMENT                          144,274,439         147,882,772
Land                                                          14,355,180          12,777,899
Buildings and improvements                                    82,926,106          90,213,542
Machinery and equipment                                      218,187,015         214,082,612
Other property, plant and equipment                          209,132,202         203,742,099
Technical reappraisal of property, plant and equipment         2,064,250           2,066,331
Depreciation                                               (382,390,314)       (374,999,711)
TOTAL OTHER ASSETS                                           218,981,926         242,753,375
Investments in related companies                              21,676,657          21,247,844
Investments in other companies                                    56,229              56,578
Goodwill                                                      70,108,059          77,893,457
Long-term receivables                                            193,636             156,091
Long-term notes and accounts receivable from related              35,752              84,929
companies
Long-term deferred income taxes                                        0             121,941
Intangibles                                                      428,638             438,439
Amortization                                                   (255,888)           (244,651)
Others                                                       126,738,843         142,998,747
TOTAL ASSETS                                                 497,174,013         574,470,191





The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.


                                                             For the periods ended September 30,
                                                                  2006                2005
                                                                  ThCh$               ThCh$

TOTAL CURRENT LIABILITIES                                    106,384,913         169,518,083
Short-term bank liabilities                                   17,233,638          86,609,125
Current portion of long-term bank liabilities                    466,133             601,853
Current portion of bonds payable                              14,091,130          14,330,304
Dividends payable                                              4,747,873           4,153,773
Accounts payable                                              33,234,423          33,008,072
Other creditors                                                2,968,155           3,114,051
Notes and accounts payable to related companies                7,229,133           6,349,826
Provisions                                                       684,213             491,220
Withholdings                                                  13,297,955           9,885,406
Income taxes payable                                           6,349,201           4,119,592
Unearned income                                                1,325,457             277,507
Deferred income taxes                                            945,818           1,059,530
Other current liabilities                                      3,811,784           5,517,824
TOTAL LONG-TERM LIABILITIES                                  139,027,194         144,671,248
Long-term bank liabilities                                       480,205             653,150
Bonds payable                                                 99,602,908         112,138,847
Other creditors                                                  151,137             163,693
Long-term notes and accounts payable to related companies      3,680,865                   0
Provisions                                                    25,712,816          23,714,202
Deferred income taxes                                             37,876                   0
Other long-term liabilities                                    9,361,387           8,001,356
MINORITY INTEREST                                              1,183,174                  56
TOTAL SHAREHOLDERS' EQUITY                                   250,578,732         260,280,804
Paid-in capital                                              197,904,994         198,287,049
Revalued capital reserves                                      4,947,625           4,758,890
Other reserves                                                 2,541,281           5,324,729
Retained earnings                                             45,184,832          51,910,136
Accumulated earnings                                          10,043,754          27,078,985
Net income for the period                                     44,144,492          32,837,640
Interim dividends                                            (9,003,414)         (8,006,489)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   497,174,013         574,470,191





The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


                                                          For the periods ended September 30
                                                               2006                2005
                                                              ThCh$                ThCh$

OPERATING INCOME                                            59,350,154          49,103,520
Gross margin                                               159,962,872         133,494,126
Net sales                                                  382,472,620         338,094,194
Cost of sales                                            (222,509,748)       (204,600,068)
Administrative and selling expenses                      (100,612,718)        (84,390,606)
NON OPERATING INCOME AND EXPENSE                           (6,826,123)        (11,036,773)
Financial income                                             7,071,899          20,919,021
Equity in earnings of equity investments                       460,942             747,897
Other non-operating income                                     733,747           4,148,432
Equity in losses of equity investments                       (145,352)           (244,130)
Amortization of goodwill                                   (4,918,342)         (5,006,085)
Financial expenses                                        (11,835,000)        (16,511,691)
Other non-operating expenses                               (1,604,889)         (6,448,202)
Price level restatement                                         62,718             473,991
Foreign exchange gains                                       3,348,154         (9,116,006)
Income before income taxes and extraordinary items          52,524,031          38,066,747
Income tax expense                                         (8,342,234)         (5,229,107)
Income before minority interest                             44,181,797          32,837,640
Minority interest                                             (37,305)                   0
NET INCOME                                                  44,144,492          32,837,640
NET INCOME FOR THE PERIOD                                   44,144,492          32,837,640



The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

                                                              For the periods ended September 30,
                                                                   2006                2005
                                                                   ThCh$               ThCh$

NET CASH PROVIDED BY OPERATING ACTIVITIES                       79,198,256          64,074,595
Collection of trade receivables                                554,836,383         499,159,611
Financial income received                                        9,045,369          10,908,004
Dividend and other distributions received                        1,487,041           1,445,875
Other income received                                               17,146              25,493
Payments to suppliers and personnel                          (393,176,575)       (364,459,404)
Interest paid                                                 (16,374,822)        (17,689,399)
Income taxes paid                                              (7,995,569)         (4,300,509)
VAT and other tax payments                                    (68,640,717)        (61,015,076)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES           (87,588,932)        (52,804,909)
Borrowings                                                      44,023,960          54,649,536
Other sources of financing                                               0                  86
Dividend distribution                                         (69,575,424)        (70,606,390)
Loan payments                                                 (56,022,737)        (30,735,147)
Bond payments                                                  (6,014,731)         (6,112,994)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES             6,332,315         (1,081,879)
Proceeds from sales of property, plant and equipment             1,276,344           1,004,138
Proceeds from sales of permanent investments                     5,137,164                   0
Proceeds from sales of other investments                        26,050,037          40,754,367
Additions to property, plant and equipment                    (24,878,353)        (18,013,805)
Investments in financial instruments                           (1,252,877)        (24,826,579)
TOTAL NET CASH FOR THE PERIOD                                  (2,058,361)          10,187,807
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS               (1,104,790)           2,120,896
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS           (3,163,151)          12,308,703
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                21,996,605          27,500,214
CASH AND CASH EQUIVALENTS AT END OF PERIOD                      18,833,454          39,808,917








The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
RECONCILIATION BETWEEN NET INCOME AND NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES

                                                                                      For the periods ended
                                                                                           September 30
                                                                                        2006          2005
                                                                                        ThCh$        ThCh$

NET INCOME                                                                             44,144,492   32,837,640
Income on sale of assets:                                                               (187,461)    (300,250)
Gain on sale of property, plant and equipment                                           (187,461)    (298,283)
Gain on sale of other assets                                                                    0      (1,967)
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH                      22,706,214   38,401,785
Depreciation                                                                           22,467,100   22,842,499
Amortization of intangibles                                                               202,110      248,625
Write-offs and provisions                                                             (1,056,106)    5,651,297
Equity in earnings of equity investments                                                (460,942)    (747,897)
Equity in losses of equity investments                                                    145,352      244,130
Amortization of goodwill                                                                4,918,342    5,006,085
Price-level restatement                                                                  (62,718)    (473,991)
Foreign exchange gains, net                                                           (3,348,154)    9,116,006
Other credits to income that do not represent cash flows                                 (98,770)  (3,507,445)
Other charges to income that do not represent cash flows                                        0       22,476
CHANGES IN OPERATING ASSETS                                                            14,411,938 (18,659,076)
(Increase) decrease in trade accounts receivable                                       18,523,790    8,326,479
(Increase) decrease in inventories                                                      3,367,480    (908,023)
(Increase) decrease in other assets                                                   (7,479,332) (26,077,532)
CHANGES IN OPERATING LIABILITIES                                                      (1,914,232)   11,794,496
Increase (decrease) in accounts payable related to operating income                   (6,922,084)  (2,374,351)
Increase (decrease) in interest payable                                                 6,307,491    7,027,481
Increase (decrease) in income taxes payable                                             (183,747)      897,671
Increase (decrease) in other accounts payable related to non-operating income             680,899    4,815,388
Increase (decrease) in Valued Added Tax and other similar items                       (1,796,791)    1,428,307
Minority interest                                                                          37,305            0
NET CASH PROVIDED BY OPERATING ACTIVITIES                                              79,198,256   64,074,595








The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046. is subject to the supervision of the Chilean Superintendency of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a) Accounting period

The consolidated financial statements cover the period January 1 to September 30, 2006 and are compared to the same period in 2005.

b) Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c) Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 3.8% based on changes in the consumer price index (CPI) and minor reclassifications have been made.

d) Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries. The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from intercompany transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages
The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:


                   Company Name                                  Ownership Interest
                                                                                      Sep 30,
                                                          September 30, 2006           2005
                                                      Direct     Indirect   Total      Total
ABISA CORP S.A.                                            0.00      99.99     99.99         99.99
ANDINA BOTTLING INVESTMENTS S.A.                          99.90       0.09     99.99         99.99
ANDINA INVERSIONES SOCIETARIAS S.A.                     99.9999       0.00   99.9999       99.9999
ANDINA BOTTLING INVESTMENTS DOS S.A.                      99.90       0.09     99.99         99.99
EMBOTELLADORA DEL ATLANTICO S.A.                           0.00      99.99     99.99         99.99
ENVASES MULTIPACK LTDA.                                    5.00      94.99     99.99         99.99
RIO DE JANEIRO REFRESCOS LTDA.                             0.00      99.99     99.99         99.99
SERVICIOS MULTIVENDING LTDA.                              99.90       0.09     99.99         99.99
TRANSPORTE ANDINA REFRESCOS LTDA.                         99.90       0.09     99.99         99.99
VITAL S.A.                                                 0.00      99.99     99.99         99.99
RJR INVESTMENTS CORP S.A.                                  0.00      99.99     99.99         99.99
VITAL AGUAS S.A.                                          56.50       0.00     56.50          0.00
ANDINA INVERSIONES SOCIETARIAS DOS S.A.                 99.9999       0.00   99.9999          0.00

e) Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods. Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, "CPI", issued by the Chilean National Institute of Statistics, which amounted to 2.5% for the period December 1, 2005 to August 31, 2006 (2.4% for the same period of the previous year).

f)       Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end. UF denominated balances have been restated according to CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year-end exchange rates:


                                         2006           2005
                                         ----           ----
                                          Ch$           Ch$
Unidades de Fomento           (UF)       18,401.15      17,717.56
United States dollars         (US$)         537.03         529.20
Argentine pesos               (A$)          173.01         181.86
Brazilian Real                (R$)          251.09         238.14
Euro                          ((euro)$)     680.99         636.13

g)       Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each year end.

Investments in bonds with a pre-established value are valued at the adjusted cost, plus accrued interest.

h) Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available at the Company's or it's subsidiaries' warehouse. The costs of finished products include all manufacturing costs. Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i) Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and on a case-by-case analysis where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j) Property, plant and equipment

Property, plant and equipment are carried at restated cost plus price-level restatements. Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading "Technical reappraisal of property, plant and equipment".

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k) Depreciation

Depreciation of property, plant and equipment is determined using the straight-line method based on the estimated useful lives of the revalued assets.

l) Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m) Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the year end exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

n) Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o) Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p) Bonds payable

Bonds payable includes the placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at the issue rate. The difference in valuation as compared to the effective placement rate is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

q) Income taxes and deferred income taxes

The Company has recognized its current tax obligations in conformity with current applicable legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r) Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7.0% annual rate and a capitalization period using the staff's expected length of service to their retirement date. Since the year 2005, the Company maintains a withholding plan for some officers. A liability is recorded according to the guidelines of this plan. The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled years of service.

s) Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them. The amount of such inventory is determined annually through an annual inventory of containers in the possession of clients. This inventory is valued at the average weighted value of the guarantee for the last seven years, for each type of container, and the effect is recorded in the operating income of the Company for those container guarantees established through January 31, 2001. These guarantees are not adjustable and they do not have an expiration date; therefore, the liability valuation was calculated for the seven aforesaid years.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established. In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, in cash and record that effect in operating income of the Company.

This liability is presented in other long-term liabilities on the consolidated balance sheets, due to the fact that the number of new containers in circulation in the market in any period is historically greater than the number of containers returned by clients during the same period.

t)       Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)       Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences as follows:

>> These hedging instruments are recorded at their market values for existing items. Unrealized losses are recognized as a charge to income and gains are deferred and included on the consolidated balance sheets in other liabilities (current or long-term), depending on whether the difference is a loss or gain.

>> Future hedging arrangements for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income in the income statements.

v) Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for internally developed programs are expensed.

w) Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x) Consolidated statement of cash flows

For purposes of preparation of the statement of cash flow, the Company has considered cash equivalent to be investments in fixed-income mutual funds and time deposits maturing within 90 days, repurchase agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE SECURITIES

The composition of the balance at September 30, 2006, was as follows:

Type of Instrument                      Accounting value for the periods ended
                                                    September 30,
                                                2006                2005
                                                ThCh$               ThCh$
 Bonds                                          4,475,284         7,564,297
 Mutual funds                                   9,911,076        10,108,983
 Investment funds                                 527,625         2,796,072
 Total Marketable Securities                   14,913,985        20,469,352


Fixed Income                   Date                                        Accounting value
                  Purchase              Maturity          Par Value        Amount         Rate     Market Value       Provision
                                                                             ThCh$                       ThCh$
SUDAMERICANO      09-06-2005           03-15-2007        1,771,338        1,771,338       7.60%       1,771,338               0
SUDAMERICANO      11-30-2004           03-15-2007        2,703,946        2,703,946       7.60%       2,710,908           6,962

                                      Balance as of
Investment Funds                   September 30, 2006
                                          ThCh$
Fondo Mutuo BBVA                              2,742,000
Fondo Mutuo Larrain Vial                      2,192,810
Fondo Mutuo Banco Scotiabank                  1,905,000
Fondo Mutuo Banco Estado                      1,600,000
Fondo Mutuo Banco Santander                   1,218,000
Fondo Mutuo Wachovia Securities                 253,266
   Balance Mutual Funds                       9,911,076
Citi Institud Liquid Reserves
Limited                                         527,625
   Balance Investment Funds                     527,625
Total                                        10,438,701

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES

Almost all these accounts correspond to the soft drink business.


                          ---------------------------------------------------------------------------
                                                                            Current
                          ---------------------------------------------------------------------------
                               Up to 90 days            More than 90 days up to 1       Subtotal
                               --------------        ----------------------------       ---------
                                                                  year
                          Sep. 30,       Sep. 30,                                       Sep. 30,
                            2006           2005       Sep. 30, 2006   Sep. 30, 2005       2006
                            ThCh$          ThCh$          ThCh$           ThCh$           ThCh$

Trade receivables          24,074,481     20,858,653         880,185       1,451,649     24,954,666
Allowance for doubtful
accounts                            0              0               0               0    (1,137,219)
Notes receivable            7,748,378      5,855,631         319,845         511,756      8,068,223
Allowance for doubtful
accounts                            0              0               0               0      (496,151)
Other receivables          14,419,850     12,554,266         594,966         576,765     15,014,816
Allowance for doubtful
accounts                            0              0               0               0       (39,847)


                          ---------------------------
                                  Current
                          ---------------------------
                           Total Current (net)                  Long Term
                           --------------------

                         Sep. 30,       Sep. 30,                         Sep. 30,
                           2006           2005         Sep. 30, 2006         2005
                           ThCh$          ThCh$            ThCh$             ThCh$
Trade receivables         23,817,447     22,310,302               0              0
Allowance for doubtful
accounts                           0              0               0              0
Notes receivable           7,572,072      6,367,387               0              0
Allowance for doubtful
accounts                           0              0               0              0
Other receivables         14,974,969     13,131,031         193,636        156,091
Allowance for doubtful
accounts                           0              0               0              0
                        Total long term receivables          193,636        156,091




NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts payable and receivable with related companies correspond mainly to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

a) Notes and accounts receivable

                    Company                              Short Term                                           Long Term
                                      September 30, 2006      September 30, 2005     September 30, 2006        September 30, 2005
                                            ThCh$                   ThCh$                  ThCh$                     ThCh$
EMBONOR S.A.                                461,068                      0                     0                         0
EMBOTELLADORA COCA COLA POLAR S.A.          342,886                      0                     0                         0
COCA-COLA DE CHILE S.A.                     257,495                424,413                35,752                    31,822
CENTRALLI REFRIGERANTE S.A.                       0                      0                     0                    53,107
                                          1,061,449                424,413                35,752                    84,929

b) Notes and accounts payable

                       Company                                  Short Term                  Long Term
                                                          Sep. 30,      Sep. 30,     Sep. 30,      Sep. 30,
                                                           2006          2005          2006         2005
                                                           ThCh$         ThCh$         ThCh$        ThCh$
ENVASES CMF S.A.                                           2,472,456     2,370,802            0             0
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.                     2,338,861     1,507,524            0             0
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES            1,958,802     1,683,084            0             0
ENVASES CENTRAL S.A.                                         203,416       562,866            0             0
CICAN S.A.                                                   171,865        12,257            0             0
ENVASES DEL PACIFICO S.A.                                     83,733       213,293            0             0
EMBONOR S.A.                                                       0             0    2,913,716             0
EMBOTELLADORA COCA-COLA POLAR S.A.                                 0             0      745,807             0
CENTRALLI REFRIGERANTE S.A.                                        0             0       21,342             0

 TOTAL                                                 7,229,133     6,349,826     3,680,865

c) Transactions with related companies were as follows:


         Company       Id N(degree) Relation            Transaction                        September 30, 2006   September 30, 2005
                                                                                           Effect on Income      Effect on Income
                                                                                               ((change/                  (change)/
                                                                                        Amount   credit)         Amount    credit)

ENVASES CENTRAL S.A.    96705990-0  Equity investee      Sales of raw materials and    804,905           0     699,195           0
                                                         supplies
-                       96705990-0  -                    Finished product purchases  9,542,866           0   9,431,400           0
COCA-COLA DE CHILE S.A. 96714870-9  Shareholder Related  Sales of advertisement        960,333           0   1,392,940           0
-                       96714870-9  -                    Concentrate purchases      26,891,966           0  27,955,722           0
                                                         Payment of advertising
-                       96714870-9  -                    participation               1,097,329  (1,097,329)  1,424,680  (1,424,680)
-                       96714870-9                       Water source rental           936,226    (936,229)  1,189,227  (1,189,227)
ENVASES DEL
  PACIFICO S.A.         89996200-1  Director incommon    Purchase of raw materials     398,665           0     584,962           0
RECOFARMA INDUSTRIAS
   DO AMAZONAS LTDA.           0-E  Equity investee      Concentrate purchases      25,707,079           0  21,793,568           0
-                              0-E  -                    Reimbursements and
                                                           other purchases             350,015    (350,015)    219,163     (219,163)
-                              0-E  -                    Payment marketing
                                                           sales promotions          2,360,645  (2,360,645)  1,773,638   (1,773,638)
ENVASES CMF S.A.        86881400-4  Equity investee      Container purchases         2,953,974           0   2,814,144           0
-                       86881400-4  -                    Purchase of raw materials   6,639,955           0   8,146,625           0
-                       86881400-4  -                    Dividend payment            1,485,918           0   1,279,231           0
EMBONOR S.A.            96891720-K  Shareholder Related   Sale of finished products   4,991,860           0           0           0
EMBOTELLADORA COCA
  COLA POLAR S.A.       93473000-3  Shareholder Related  Sale of finished products   3,210,411           0           0           0
SERVICIOS Y PRODUCTOS
  PARA BEBIDAS
REFRESCANTES                   0-E  Shareholder Related  Concentrate purchases      15,494,204           0  14,741,349           0
IANSAGRO S.A.           90278000-9  Shareholder Related  Finished product
                                                           purchases                   727,017           0     120,642           0
VENDOMATICA S.A.        84505800-8  Director in common   Sale of finished products     887,024     887,024     740,665     740,665
BANCO BBVA              97032000-8  Director in common   Investments in mutual
                                                           funds                    48,255,000           0           0           0
-                       97032000-8  -                    Sale of mutual funds       45,513,000           0           0           0


NOTE 7 - INVENTORIES

Inventories at each year end consisted of the following:

                                    September 30, 2006                  September 30, 2005
                             Gross    Obsolescence     Net         Gross   Obsolescence      Net
                             value      provision     Value        Value     provision      Value
                         ----------   ----------   ----------   ----------  ----------   ----------
                             ThCh$        ThCh$       ThCh$        ThCh$        ThCh$       ThCh$
Raw Materials              9,839,948    (75,181)    9,764,767   10,726,065    (65,116)   10,660,949
Finished products          8,949,760   (357,585)    8,592,175    9,969,617    (67,146)    9,902,471
Products in process        1,822,001          0     1,822,001      120,825          0       120,825
Raw Materials in Transit     708,374          0       708,374    1,155,713          0     1,155,713
Total                     21,320,083   (432,766)   20,887,317   21,972,220   (132,262)   21,839,958


NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES
-----------------------------------------------

a) At September 30, 2006 and 2005, the Company does not present profits.

(Short-term and long-term assets and liabilities must be netted out to conform the general balance sheet on deferred taxes).

b) Deferred income taxes at each year-end were as follows:

                                                      September 30, 2006                        September 30, 2005
                                                 Assets             Liabilities             Assets             Liabilities
                                             Short      Long       Short     Long       Short      Long      Short      Long
                                             Term       Term       Term      Term       Term       Term      Term       Term
                                             ThCh$      ThCh$      ThCh$     ThCh$      ThCh$      ThCh$     ThCh$      ThCh$
Temporary Differences
---------------------
Allowance for doubtful accounts              220,778     23,873          0          0   486,616     100,068          0           0
Vacation provision                           160,115          0          0          0   204,917           0          0           0
Production expenses                           18,449          0          0          0     9,038           0          0           0
Depreciation of property, plant and
  equipment                                        0          0    125,858  4,062,807         0           0    123,881   4,817,066
Severance indemnities                            933          0     33,507    251,330         0           0     38,217     268,184
Provision for assets write off               265,999  1,246,460          0          0   241,945     991,781          0           0
Provision for labor and commercial
  lawsuits                                         0  5,469,910          0          0         0   4,524,729          0           0
Tax loss carry-forwards                      984,314  5,883,733          0          0   560,253  12,297,884          0           0
Guarantee deposit                                  0          0          0  2,626,313         0           0          0   2,747,130
Others                                     1,047,154    686,318                11,798   715,199   1,203,478          0           0
Local bond issue expenses                          0          0          0    185,525         0           0          0     186,218
Contingency allowance                              0  2,003,764          0          0         0   1,910,332          0           0
Accrued interest abroad                            0          0  3,838,548          0         0      54,485  3,317,091           0
Social contributions                         354,353  2,440,424          0          0   201,691   2,709,361          0           0

Others
------
Complementary accounts, net of
  amortization                                     0 (4,139,363)         0 (2,859,052)        0  (4,419,796)         0  (3,324,084)
Valuation allowance                                0 (9,374,274)         0          0         0 (14,555,867)         0           0
Total                                      3,052,095  4,240,845  3,997,913  4,278,721 2,419,659   4,816,455  3,479,189  4,694,514

d) Income tax expense for each year was as follows:

                                                                                         September 30,       September 30,
                                                                                             2006                2005
                                                                                             ThCh$               ThCh$
Current tax allowance                                                                       (7,417,924)        (5,458,133)
Tax expense adjustment (previous period)                                                      (155,824)           424,554
Deferred income tax expense/effect over assets or liabilities                               (2,773,051)          (931,902)
Amortization of deferred income tax asset and liability complementary accounts                (324,727)        (1,106,474)
Deferred income tax  expense/effect  over assets or liabilities due to changes in the
valuation allowance                                                                          1,886,959          1,915,878
Other charges or credits                                                                       442,333            (73,030)
Total                                                                                       (8,342,234)        (5,229,107)

NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS
------------------------------------------------------------------

Not applicable.

NOTE 10 - OTHER CURRENT ASSETS
------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current assets.

NOTE 11 - REPURCHASE / RESALE AGREEMENTS
----------------------------------------

The Company had no repurchase/resale agreements.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT
---------------------------------------

Property, plant and equipment consist principally of land, buildings and improvements, and machinery and equipment. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile      :  Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina  :  Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil     :  Rio de Janeiro, Niteroi, Campos, Cabo Frio, Nova Iguazu,
                Espirito Santo and Vitoria.

a) Principal components of property, plant and equipment at each year end are as follows:


                                                    Balances at September 30, 2006        Balances at September 30, 2005
                                                                               Net                                   Net
                                                                            property,                             property,
                                                              Accumulated   plant and               Accumulated   plant and
                                                   Assets     Depreciation  equipment    Assets    Depreciation   equipment
                                                    ThCh$        ThCh$        ThCh$       ThCh$        ThCh$        ThCh$
Land                                               14,355,180            0   14,355,180   12,777,899            0   12,777,899
Buildings and improvements                         82,926,106  (32,936,521)  49,989,585   90,213,542  (37,560,519)  52,653,023
Machinery and equipment                           218,187,015 (171,111,746)  47,075,269  214,082,612 (163,923,919)  50,158,693
Other property, plant and equipment               209,132,202 (177,715,755)  31,416,447  203,742,099 (172,896,765)  30,845,334
Technical  reappraisal of property, plant and
  equipment                                         2,064,250     (626,292)   1,437,958    2,066,331     (618,508)   1,447,823
Total                                             526,664,753 (382,390,314) 144,274,439  522,882,483 (374,999,711) 147,882,772

b) Other property, plant and equipment at each year end were as follows:

                                                                                   Balances at September 30
                                                                                     2006            2005
                                                                                     ----            ----
                                                                                     ThCh$           ThCh$
Containers                                                                        115,579,977     111,390,210
Refrigerating equipment, promotional items and other minor assets                  55,450,430      56,575,259
Furniture and tools                                                                 4,014,069       3,872,530
Other                                                                              34,087,726      31,904,100

Total other property, plant and equipment                                         209,132,202     203,742,099


c) Gain on Technical reappraisal of property, plant and equipment at each year end was as follows:

                                     Balances at September 30, 2006                  Balances at September 30, 2005
                                                              Net property,                                   Net property,
                                               Accumulated      plant and                      Accumulated      plant and
                                 Assets        Depreciation     equipment        Assets       Depreciation      equipment
                                 ThCh$            ThCh$           ThCh$          ThCh$            ThCh$           ThCh$
Land                               1,378,545               0       1,378,545      1,380,067                0       1,380,067
Buildings and improvements           192,993        (133,789)         59,204        193,180         (129,345)         63,835
Machinery and equipment              492,712        (492,503)            209        493,084         (489,163)          3,921
Total                              2,064,250        (626,292)      1,437,958      2,066,331         (618,508)      1,447,823


d) Depreciation for the period

Depreciation for the period amounted to ThCh$22,467,100 and ThCh$16,333,763, are included, under Operating Costs and ThCh$6,133,337 under administrative and selling expenses in the consolidated statements of income.

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS
-------------------------------------------------------

The Company had no agreements of this type.

NOTE 14 - INVESTMENT IN RELATED COMPANIES
-----------------------------------------

1. Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years, are shown in the table attached.

     The main changes occurred in the reported periods are described below:

     By a public deed dated June 5, 2006, the company Andina Inversiones Societarias S.A. was divided, creating a new company, Andina Inversiones Societarias Dos S.A. with the same shareholders and the same ownership interest as in the first one, with a capital of ThCh$24,405,291. The financial impact of this division is recorded beginning January 1, 2006.

     Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

     The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2%, respectively, have been valued using the equity method, because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina, respectively.

     The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A. The amount of the reduction is reflected in the following chart. This transaction will be realized once the property is transferred to a third party different from the group.

     The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

     On December 22, 2005, the production and packaging business of water, juices and non-carbonated beverages licensed by The Coca-Cola Company ("TCCC") in Chile was restructured. Vital Aguas S.A. is created with the purpose of developing the de process, production and packaging business of Vital de Chanqueahue Mineral Water and other water and products according to the terms of the contracts and authorizations agreed upon by Vital Aguas S.A. and TCCC. Consequently, Vital S.A. will focus on juices and non-carbonated beverages.

     Accordingly, Embotelladora Andina S.A., Embonor S.A. and Embotelladora Coca-Cola Polar S.A. have taken an interest of 56.5%, 26.4% and 17.1%, respectively, in Vital Aguas S.A.

     The equity interest of Embonor S.A. and Embotelladora Coca-Cola Polar in Vital Aguas S.A. were acquired by purchase from Embotelladora Andina S.A. and its subsidiary, Andina Inversiones Societarias S.A., at the prices equivalent to 169,306 Unidades de Fomento and 109,428 Unidades de Fomento, respectively, generating earnings of ThCh$3,890,351 (historical Chilean pesos) (215,919 Unidades de Fomento), as of December 31, 2005.

     Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

                                                              2006      2005
                                                              ThCh$      ThCh$
Envases CMF S.A.      Purchase of containers                (710,004) (681,006)
Envases Central S.A.  Purchase of finished products           (3,937)  (10,374)

2. No liabilities have been designated as hedging instruments for investments abroad.

3. Income likely to be remitted by subsidiaries abroad amounts to US$182 million.

Investments in related companies and the related direct participation in equity and unrealized results at each year end were as follows.

                                                                       Equity of       Income (loss) for the
                                                Ownership Interest     companies              period             Accrued income
                                                ------------------     ---------       ---------------------     --------------
                         Funcational    Number  Sept. 30, Sept. 30, Sept. 30, Sept. 30, Sept. 30, Sept. 30,    Sept. 30,  Sept. 30
Company        Country     Currency   of Shares   2006      2005     2006      2005       2006       2005       2006        2005
                                                    %         %      ThCh$     ThCh$      ThCh$      ThCh$      ThCh$      ThCh$
ENVASES
CMF
S.A.           CHILE       Ch$         28,000     50.00    50.00  36,464,091 35,655,816 2,205,441  1,353,461   392,715    (4,276)

ENVASES
CENTRAL
S.A.           CHILE       Ch$      1,499,398     49.91    49.91   4,222,337  4,772,567  (283,340)  (439,029) (145,352) (239,854)
KAIK
PARTICIPACOES
LTDA.          BRAZIL      US$     16,098,919  11.31970 11.31970  13,140,335 12,649,640   176,263  4,253,813    19,953   481,519

CICAN S.A.     ARGENTINA   US$          3,040     15.20    15.20   7,585,877  6,511,519  (317,592) 1,752,483    48,274   266,378
TOTAL


                            Participation in                            Book value of
                               net income         Unrealized income          of
                                 (loss)                 (loss)           investment
                            ----------------      -----------------     --------------
                           Sept. 30,  Sept. 30,  Sept. 30,  Sept. 30,   Sept. 30,  Sept. 30
Company        Country      2006       2005        2006       2005       2006        2005
                            ThCh$      ThCh$       ThCh$      ThCh$      ThCh$      ThCh$
ENVASES
CMF
S.A.           CHILE     18,232,046  17,827,908  1,077,379  1,157,611  17,154,667  16,670,297

ENVASES
CENTRAL
S.A.           CHILE      2,107,368   2,381,988    225,878    226,093   1,881,490   2,155,895
KAIK
PARTICIPACOES
LTDA.          BRAZIL     1,487,447   1,431,901          0          0   1,487,447   1,431,901

CICAN S.A.     ARGENTINA  1,153,053     989,751          0          0   1,153,053     989,751
TOTAL                    22,979,914  22,631,548  1,303,257  1,383,704  21,676,657  21,247,844

NOTE 15 - INVESTMENTS IN OTHER COMPANIES
----------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 - GOODWILL AND NEGATIVE GOODWILL
----------------------------------------

Goodwill at each year end and the amortization during each year were as follows:

                                           September 30, 2006                    September 30, 2005
                                  -        -------------------          -        ------------------
                                    Amortization during     Goodwill      Amortization during     Goodwill
                                        the period          balance           the period          balance
             Company                       ThCh$              ThCh$              ThCh$              ThCh$


RIO DE JANEIRO REFRESCOS LTDA.             2,708,889      42,772,950            2,735,863      46,935,242
EMBOTELLADORA DEL ATLANTICO S.A.           2,110,155      26,772,418            2,158,405      30,262,463
VITAL S. A.                                   99,298         562,691              111,817         695,752
TOTAL                                      4,918,342      70,108,059            5,006,085      77,893,457


NOTE 17 - INTANGIBLES
---------------------

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS
--------------------------------

Other long term assets at each year end were as follows:

                                                                       2006            2005
                                                                       ----            ----
                                                                      ThCh$            ThCh$
Bonds
     Celulosa Arauco S.A.                                              12,238,112      12,529,761
     Enap S.A.                                                          9,526,628       9,881,791
     Endesa S.A.                                                        8,135,635       8,396,738
     Chile Sovereign                                                    7,705,380       7,933,033
     Petroleos Mexicanos S.A.                                           7,511,361       7,848,586
     Compania Manufacturera de Papeles y Cartones S.A.                  7,434,145       7,604,245
     Telefonos de Mexico S.A.                                           7,180,957       7,365,628
     Codelco S.A.                                                       5,480,279       5,650,529
     Mexico Sovereign                                                   4,995,765       5,157,648
     Banco Scotiabank Sud Americano                                             0       4,644,793
     Federal Home Loan Bank (FHLB)                                      2,691,334       2,761,283
     Brasil Telecom S.A.                                                2,153,752       2,235,785
     Raytheon Company                                                   2,182,132       2,231,778
     International Paper Company                                        2,148,120       2,197,238
     Altria Group                                                       1,231,073               0
     Alcoa Inc.                                                         1,095,728       1,120,593
    United States Treasury Notes                                        1,088,779               0
CLN Enersis Euros                          Deutsche Bank AG.                    0      10,120,959
CLN Endesa                                 Deutsche Bank AG.            5,370,300       5,586,319
CLN GMAC                                   Deutsche Bank AG.                    0       1,786,478
CLN Ford                                   Deutsche Bank AG.                    0       1,654,133
Cross Currency Swap                                                    23,823,105      24,225,714
Judicial Deposits (Brazil)                                              4,989,531       4,519,691
Issuance Bond Placement                                                 3,093,393       3,424,543
Recoverable taxes                                                          45,253          49,374
Prepaid expenses                                                        1,636,139       1,523,017
Non operating assets                                                    3,373,042         937,036
Others                                                                  1,608,900       1,612,054
Total                                                                 126,738,843     142,998,747

NOTE 19 - SHORT-TERM BANK LIABILITIES
-------------------------------------

Short- term bank liabilities were as follows:

                                                            Currency or indexation adjustment
                                                            ---------------------------------
Bank                                    US Dollars              Other foreign currencies                  TOTAL
                                September     September 30,   September 30,   September 30,   September 30,   September 30,
                              - ----------   --------------- --------------- --------------- --------------- --------------
                                30, 2006          2005            2006            2005            2006            2005
                                ---------         -----           -----           -----           -----           ----
                                  ThCh$           ThCh$           ThCh$           ThCh$           ThCh$           ThCh$
CITIBANK N.A.                      6,175,200       6,440,507               0               0       6,175,200       6,440,507
BANCO DO BRASIL                            0               0       2,469,882               0       2,469,882               0
BANCO JP MORGAN                    8,588,556               0               0               0       8,588,556               0
BANCO RIO                                  0               0               0       3,008,827               0       3,008,827
BANCO HSBC                                 0      29,846,354               0               0               0      29,846,354
BANCO HSBC ROBERTS                         0               0               0         997,900               0         997,900
BANCO BBVA FRANCES                         0               0               0       2,005,419               0       2,005,419
DEXIA BELGIUM                              0      44,310,118               0               0               0      44,310,118
Others                                     0               0               0               0               0               0
TOTAL                             14,763,756      80,596,979       2,469,882       6,012,146      17,233,638      86,609,125
Principal Due                     14,348,797      79,773,338       2,469,882       5,662,985      16,818,679      85,436,323

Foreign currency liabilities (%)                     100.00
Local currency liabilities (%)
Average annual interest rate           5.79%           5.72%           8.75%          8.92%

Long term bank liabilities current portion:


                                                            Currency or indexation adjustment
                                                            ---------------------------------
Bank                                            Other foreign currencies                            TOTAL
                                        September 30, 2006    September 30, 2005   September 30, 2006   September 30, 2005
                                       --------------------  -------------------- -------------------- -------------------
                                               ThCh$                ThCh$                ThCh$                 ThCh$
BANCO BOSTON                                    42,190              195,435               42,190               195,435
BANCO ALFA                                       3,957                    0                3,957                     0
BANCO SANTANDER                                419,986              362,695              419,986               362,695
BANCO ITAU                                           0               43,723                    0                43,723
Others                                               0                    0                    0                     0
Total                                          466,133              601,853              466,133               601,853
Principal Due                                  461,214              715,319              461,214               715,319

Foreign currency liabilities (%)                                     100.00
Local currency liabilities (%)
Average annual interest rate                    15.66%               13.26%

NOTE 20 - OTHER CURRENT LIABILITIES
-----------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES
------------------------------------

Long - term bank liabilities were as follows:

                                                         Years to Maturity
                                                         -----------------
Bank or Financial                    Currency        More        More       More     Total long       Average       Total long
Institution                                       than 1 up   than 2 up  than 3 up     term at         annual         term at
                                                     to 2        to 3       to 5     September 30,  interest rate   September 30,
                                                                                   2006                           2005
                                                     ThCh$      ThCh$                   ThCh$                          ThCh$
BANCO BOSTON                     Other currency        5,673          0          0           5,673       16.02%          48,310
BANCO SANTANDER                  Other currency      113,554          0          0         113,554       15.59%         604,840
BANCO ALFA                       Other currency      252,091    103,843      5,044         360,978       15.59%               0
TOTAL                                                371,318    103,843      5,044         480,205                      653,150
Foreign currency liabilities (%) 100.00



NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)
------------------------------------------------------------------------

Current risk rating of bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-       :        Rating according to Fitch Ratings Ltda.
BBB+     :        Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA       :        Rating according to Fitch Ratings Ltda.
AA       :        Rating according to Feller & Rate Ltda.

Bond repurchases.

During 2000, 2001 and 2002, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At the closing of the periods 2006 and 2005, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income. Details of bonds payable are as follows:


Instrument
subscription                 Nominal           Interest  Maturity
or ID N(degree)    Series     Value   Currency   rate      rate            Term                          Par Value        Placement
                                                                                     Amortization   Sept. 30,   Sept. 30,  in Chile
                                                                       Interest paid    period         2006       2005    or abroad
Current portion of
bonds payable

YANKEE BONDS         A     17,225,774 US$          7%  October 1, 2007  HALF YEARLY    10 YEARS             0           0   ABROAD

YANKEE BONDS         B      2,148,120 US$      7.625%  October 1, 2027  HALF YEARLY    30 YEARS             0           0   ABROAD
 Register 254 SVS
   June 13, 2001     A     24,289,518 UF         6.2%  June 1, 2008     HALF YEARLY    JUN.2007    12,639,194  12,879,182    CHILE
 Register 254 SVS
   June 13, 2001     B     68,084,255 UF         6.5%  June 1, 2026     HALF YEARLY    DEC.2009     1,451,936   1,451,122    CHILE
Total current
  maturities                                                                                       14,091,130  14,330,304
--------
Long term portion of bonds
payable

YANKEE BONDS         A     17,225,774 US$          7%  October 1, 2007  HALF YEARLY    10 YEARS    17,225,774  17,619,655   ABROAD

YANKEE BONDS         B      2,148,120 US$      7.625%  October 1, 2027  HALF YEARLY    30 YEARS     2,148,120   2,197,238   ABROAD
 Register 254 SVS
   June 13, 2001     A     24,289,518 UF         6.2%  June 1, 2008     HALF YEARLY    JUN.2007    12,144,743  24,275,893    CHILE
 Register 254 SVS
   June 13, 2001     B     68,084,255 UF         6.5%  June 1, 2026     HALF YEARLY    DEC.2009    68,084,271  68,046,061    CHILE
Total long term                                                                                    99,602,908  12,138,847

NOTE 23 - PROVISIONS AND WRITE-OFFS
-----------------------------------

Provisions at each year end were as follows:

                                                                 Short Term            Long Term
                                                                 ----------            ---------
                                                                2006     2005       2006       2005
                                                               ThCh$    ThCh$      ThCh$       ThCh$

Staff severance indemnities                                    607,443  420,171   5,366,981   5,008,666
Contingencies                                                   76,770   65,504   9,268,339   9,054,883
Tax on banking transactions and social contribution (Brazil)         0        0  11,077,496   8,387,039
Other provisions                                                     0    5,545           0   1,263,614
                            TOTAL                              684,213  491,220  25,712,816  23,714,202


NOTE 24 - STAFF SEVERANCE INDEMNITIES
-------------------------------------

Movements in the provision for staff severance indemnities were as follows:

                          2006        2005
                          ThCh$      ThCh$
Beginning balance        5,469,633   2,820,473
Provision for the period   639,382   2,780,603
Payments                  (134,591)   (172,239)
Ending balance           5,974,424   5,428,837

NOTE 25 - OTHER LONG-TERM LIABILITIES
-------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST
---------------------------
                                            2006           2005
LIABILITIES                                ThCh$           ThCh$

Vital Aguas S. A.                           1,163,645               0
Embotelladora del Atlantico S. A.              19,469               0
Andina Inversiones Societarias S.A.                60          56,052
                                            1,183,174          56,052


                                            2006           2005
INCOME STATEMENT                           ThCh$           ThCh$

Vital Aguas S. A.                            (36,229)               0
Embotelladora del Atlantico S. A.             (1,074)               0
Andina Inversiones Societarias S.A.               (2)               0
                                             (37,305)               0



NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY

Movements in shareholders' equity were as follows:

                                         September 30, 2006
                             Reserve
                  Paid in    Capital    Other      Accumulated    Interim
                  Capital    Revalued  Reserves     Income     Dividends  Net Income
                   ThCh$      ThCh$     ThCh$       ThCh$        ThCh$       ThCh$
Beginning
  balance       197,904,994         0   (201,145)  26,334,355 (11,640,959) 56,039,346
Distribution
 of prior-year
 income                   0         0          0   44,398,387  11,640,959 (56,039,346)
Final
 dividend
 prior-year
 income                   0         0          0   (5,172,908)          0           0
Capitalization
 of reserves
 and/or earnings          0         0          0            0           0           0
Translation
 adjustment
 reserve                  0         0          0            0           0           0
Additional
 dividend on
 accumulate
 earnings                 0         0          0            0           0           0
Translation
 adjustment               0         0          0  (55,880,179)          0           0
Additional
 dividend on
 accumulate
 earnings                 0         0  2,747,455           0            0           0
Capital
 revalued                 0 4,947,625     (5,029)    364,099      (62,585)          0
Income for
 the period               0         0          0           0            0  44,144,492
Interim
 dividends                0         0          0           0   (8,940,829)          0
Ending
 balance        197,904,994 4,947,625  2,541,281  10,043,754   (9,003,414) 44,144,492
Price level
 restated
 balances


                                          September 30, 2005
                             Reserve
                  Paid in    Capital      Other    Accumulated    Interim
                 Capital    Revalued    Reserves      Income     Dividends  Net Income
                  ThCh$       ThCh$       ThCh$       ThCh$        ThCh$       ThCh$
Beginning
  balance       191,027,986          0  14,574,144   56,671,256 (11,583,482) 40,158,726
Distribution
 of prior-year
 income                   0          0           0   28,575,244  11,583,482 (40,158,726)
Final
 dividend
 prior-year
 income                   0          0           0   (3,831,784)          0           0
Capitalization
 of reserves
 and/or earnings          0          0           0            0           0           0
Translation
 adjustment
 reserve                  0          0           0            0           0           0
Additional
 dividend on
 accumulate
 earnings                 0          0           0            0           0           0
Translation
 adjustment               0          0           0  (55,880,179)          0           0
Additional
 dividend on
 accumulate
 earnings                 0          0  (9,794,126)           0           0           0
Capital
 revalued                 0  4,584,672     349,779      553,117     (49,814)          0
Income for
 the period               0          0           0            0           0  31,635,491
Interim
 dividends                0          0           0            0  (7,663,567)          0
Ending
 balance        191,027,986  4,584,672   5,129,797   26,087,654  (7,713,381) 31,635,491
Price level
 restated
 balances       198,287,049  4,758,890   5,324,729   27,078,985  (8,006,489) 32,837,640

b) Number of shares:

 Series     Subscribed       Paid in      Number of shares
              Shares         shares      with voting rights

    A      380,137,271     380,137,271       380,137,271
    B      380,137,271     380,137,271       380,137,271

c)       Capital:

       Series           Subscribed           Paid in
                         Capital             Capital
                          ThCh$               ThCh$
         A              98,952,497          98,952,497
         B              98,952,497          98,952,497


d)       Other reserves:

Other reserves at each period end were as follows:

                                                                     2006                 2005
                                                                    ThCh$                 ThCh$

Reserve for cumulative translation adjustments(1)                  1,528,292             4,310,776
Reserve for  technical  reappraisal  of property,  plant and
equipment                                                             64,982                64,982
Other                                                                948,007               948,971
Total                                                              2,541,281             5,324,729


(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The changes in the reserve for cumulative translation adjustments were as follows:

                               Foreign exchange
                             generated during the
                                                                   period                   Reserve
                                             Balance                                 Release / Realized (*)      Balance
                                                                                                              September 30,
Subsidiary                               January 1, 2006         Investment                                        2006
                                              ThCh$                 ThCh$                                         ThCh$
Rio de Janeiro Refrescos Ltda.           (2,285,905)               1,847,058                  129,529          (309,318)
Embotelladora del Atlantico S. A.          1,066,742                 770,868                        0         1,837,610
Total                                    (1,219,163)               2,617,926                  129,529         1,528,292


Reserve realized in the amount of ThCh$129,529, resulted from dividends paid by our subsidiary Rio de Janeiro Refrescos Ltda. for a total amount of ThUS$34,907.

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES


                                                                            2006               2005
                                                                            ----               ----
                                                                            ThCh$             ThCh$
Other non-operating income during the period was as follows:

Gain on sale of plant, property and equipment                               413,466            436,510
Other income                                                                221,511            204,047
Office lease                                                                                       431
Sub total                                                                   634,977            640,988
Translation of Financial Statements (1)                                      98,770          3,507,445
                              Total                                         733,747          4,148,433

Other non-operating expenses during the period was as follows:

Loss on sale of property, plant and equipment                             (223,054)          (208,632)
Conversion adjustment reserved realized (2)                               (129,519)                  0
Provision for labor and commercial lawsuits                               (430,683)          (340,691)
Provision loss of investment in Centralli                                  (46,923)           (38,935)
Obsolescence and write-offs of property, plant and equipment              (389,891)        (1,672,853)
Staff severance indemnities                                                       0        (2,467,104)
Others                                                                    (384,819)        (1,719,987)
                            Sub-total                                   (1,604,889)        (6,448,202)
                              Total                                     (1,604,889)        (6,448,202)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N(degree)64 issued by the Chilean Institute of Accountants

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. during the months of March and June 2006.

NOTE 29 - PRICE-LEVEL RESTATEMENT

Price-level restatement for each year end was as follows:

Assets - (charges)/credits                                                   Index
Inventories                                                                   CPI             (238,354)              109,541
Property, plant and equipment                                                 CPI             1,799,666            1,703,607
Investments in related companies                                              CPI             3,395,650            3,837,648
Cash, Time Deposits, Marketable Securities                                    CPI               353,361              299,248
Trade Accounts Receivable, Notes Receivable, Other Receivables                UF                     20                    0
Trade Accounts Receivable, Notes Receivable, Other Receivables                CPI                  (37)                1,504
Recoverable taxes                                                             CPI                65,068                    0
Accounts payable from related companies - short term                          CPI             1,514,849            1,062,851
Other current assets                                                          UF                  2,614               45,439
Other current assets                                                          CPI               201,800               72,721
Other long term assets                                                        UF                  3,947            3,131,821
Other long term assets                                                        CPI             2,354,893                    0
Goodwill                                                                      CPI                     0               58,597
Recoverable taxes                                                             CPI                     0               82,361
Cost and expense accounts                                                     CPI             2,457,989            2,464,051
Total (charges)/credits                                                       CPI            11,911,466           12,869,389

Liabilities - (charges)/credits
Shareholders' equity                                                          CPI           (5,244,110)          (5,644,390)
Short and long term bank liabilities                                          CPI             (280,563)            (506,681)
Short and long term bonds payable                                             UF            (2,131,328)          (2,352,977)
Short and long term bonds payable                                             CPI             (522,235)            (520,362)
Accounts payable to related companies                                         UF               (46,321)                    0
 Other current liabilities                                                    UF               (94,977)             (55,279)
 Other current liabilities                                                    CPI             (350,731)             (73,650)
 Other long term liabilities                                                  UF               (52,632)                    0
Accounts payable to related companies long term                               CPI                     0            (151,471)
Income accounts                                                               CPI           (3,125,851)           (3,090,588
Total (charges) credits                                                       CPI          (11,848,748)         (12,395,398)
Price-level restatement (loss ) gain                                          CPI                62,718              473,991

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES


                                                          Currency      September 30,       September 30,
                                                                            2006                2005
                                                                            ThCh$               ThCh$
Assets - (charges)/credits
Cash                                                        US$           (486,541)          (409,413)
Time deposits                                               US$             851,517              (717)
Marketable securities                                       US$            (57,276)          (394,364)
Other receivables                                           US$              40,315            (4,243)
Short term notes and accounts receivable related            US$           1,640,608        (3,236,820)
companies
 Inventories                                                US$              17,375             23,403
 Other current assets                                       US$              69,361            540,990
Property, plant and equipment                               US$               (335)              (109)
Other assets                                                US$           2,061,250        (9,790,390)
Total (charges) credits                                                   4,136,274       (13,271,663)

Liabilities - (Charges) / credits
Short term liabilities banks and financial institutions      US$          (264,542)          3,210,048
Bonds payable                                                US$           (61,431)            139,281
Accounts payable                                             US$           (35,068)             59,153
Provisions                                                   US$            (4,361)             39,693
Withholdings                                                 US$                  2                  0
Other current liabilities                                    US$                  0          (417,957)
Bonds payable-long term                                     US$           (422,720)          1,125,439
Total (charges) credits                                                   (788,120)          4,155,657
Foreign exchange gain (loss) on income                                    3,348,154        (9,116,006)


NOTE 31 - EXTRAORDINARY ITEMS

There were no extraordinary items in 2006 and 2005.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issuance and placement expenses are presented in other current assets and other long-term assets on the consolidated balance sheets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issuance costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issuance costs and discounts amounted to ThCh$3,469,014. Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as debt issuance costs.

Amortization for the period 2006 amounted to ThCh$299,021 (ThCh$315,879 in 2005).

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS

For the projection of future cash flows, there are no transactions or events to consider which have not been revealed in these financial statements.

Below is an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

Cash Flow Statement


                                                   2006            Maturity Date      2005            Maturity Date
                                                   ----            -------------      ----            -------------
                                                   ThCh$                              ThCh$
Expenses

Dividend payments                                 (4,470,414)           10-26-06     (3,977,392)           10-26-05
Additions to property, plant and equipment        (1,721,585)           11-30-06     (2,265,159)           11-30-05
Additions to property, plant and equipment          (115,303)           10-31-06       (245,515)           12-15-05
Additions to property, plant and equipment          (140,726)           12-30-06       (371,340)           10-31-05
Total expenses                                    (6,448,028)                        (6,859,406)


Income
Sale of property, plant and equipment                   5,859           11-15-06          33,929           11-15-05
Total Income                                            5,859                             33,929

Total Net                                         (6,442,169)                        (6,825,477)

NOTE 34 - DERIVATIVE CONTRACTS

Derivative contracts at September 30, 2006 were as follows:


Derivative Contract Value                                             Hedged item or transaction
                                                                   -  ---------------------------
                                                                                                     Hedged
                              Maturity    Specific      Position    Concept                         item
                               Period    Item          purchase/sale                        Amount    value
                     ThCh$                                                                  ThCh$     ThCh$
                                         US$ Exchange
SWAP       CCPE    2,693,086    1Q07     Rate               S      Long term bonds US$    3,716,120    2,703,946
                                         US$ Exchange
SWAP       CCPE    2,694,391    3Q07     Rate               S      Long term bonds US$    2,747,765    2,699,479
                                         US$ Exchange
SWAP       CCPE    41,473,820   4Q07     Rate               S      Long term bonds US$    47,599,704  41,435,221
                                         US$ Exchange
SWAP       CCPE    8,078,005    1Q08     Rate               S      Long term bonds US$    10,456,161   8,077,873
                                         US$ Exchange
SWAP       CCPE    8,368,708    2Q08     Rate               S      Long term bonds US$    11,100,360   8,440,336
                                         US$ Exchange
SWAP       CCPE    13,190,160   3Q08     Rate               S      Long term bonds US$    16,620,691  13,324,291
                                         US$ Exchange
SWAP       CCPE    5,442,575    1Q13     Rate               S      Long term bonds US$    7,260,554    5,512,571
                                         US$ Exchange              Suppliers foreign
FR         CCTE    14,053,358   4Q06     Rate               P      exchange               14,396,163        -
                                         US$ Exchange              Suppliers foreign
FR         CCTE    6,643,243    4Q06     Rate               S      exchange               6,745,097         -




Derivative         Assets/liabilities             Effect on income
           -       -------------------         -  ----------------


            Item                      Amount     Realized  Unrealized
                                       ThCh$      ThCh$
           Other current and long
SWAP       term assets               1,151,476   ( 59,373)     28,413
           Other current and long
SWAP       term assets               1,151,152   ( 63,450)     59,750
           Other current and long
SWAP       term assets               9,275,102  ( 592,968)  1,063,508
           Other current and long
SWAP       term assets               3,452,819  ( 167,615)      4,272
           Other current and long
SWAP       term assets               3,574,216   ( 23,586)    508,938
           Other current and long
SWAP       term assets               5,537,695  ( 252,956)    429,753
           Other current and long
SWAP       term assets               2,319,755  ( 102,602)    668,001
           Other current assets
FR         and liabilities             316,535           -    316,535
           Other current assets
FR         and liabilities              90,379           -  ( 90,379)


NOTE 35 - CONTINGENCIES AND RESTRICTIONS

a. Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1) The Chilean Internal Revenue Service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. At the same time, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses. The company's legal advisors believe there is a remote or slight likelihood of a negative outcome in both procedures.

2) Embotelladora del Atlantico S.A. faces labor and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,783,491 (ThCh$1,829,498 in 2005). In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3) Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$7,484,850 (ThCh$7,274,852 in 2005). In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

4) Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$47,847 (ThCh$70,899 in 2005). In accordance with its legal counsel's opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b. Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder's equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include:
(i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term liabilities-promissory notes, (iv) short-term portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

c.       Direct guarantees

Guarantees at September 30, 2006 were as follows:


                                          Debtor                                                            Balances pending at
                                          -------                                Assets involved            end of period Sept. 30
                                                               Type of        ---------------------------   ----------------------
   Guarantee creditor       Name               Relation        guarantee      Type            Book value        2006        2005
   -------------------     ------              ----------      ----------    -----            ------------      -----       ----

UNIAO FEDERAL             RIO DE JANEIRO
                            REFRESCOS LTDA.    Subsidiary      Mortgage       Real Estate              0             0     68,101
STATE OF RIO DE JANEIRO   RIO DE JANEIRO
                             REFRESCOS LTDA.   Subsidiary      Mortgage       Real Estate     12,094,570    10,030,593   0,038,333
PODER JUDICIARIO          RIO DE JANEIRO       Subsidiary      Judicial       Judicial         6,910,615             0          0
                            REFRESCOS LTDA.                    Deposit        Deposit
ADUANA DE BUENOS
  AIRES/CUSTOMS           EMBOTELLADORA DEL    Subsidiary      Guaranty       Inventories      4,167,519             0          0
                            ATLANTICO S.A.
AGA S.A.                  EMBOTELLADORA        Parent          Guaranty       Agreement          161,109             0          0
                            ANDINA S.A.        Company         Receipt

NOTE 36 - GUARANTEES FROM THIRD PARTIES

Guarantees from third parties at September 30, 2006 were as follows:


             Guarantor              Type of Guarantee            Amount  Currency  Transaction
             ---------              -----------------            ------  --------  -----------

Soc de Restaurantes Tuesday Ltda.         Policy                 45,000    U.F.    Advertising Agreement
Soc de Restaurantes Tuesday Ltda.         Policy                 30,000    U.F.    Advertising Agreement
Soc de Restaurantes Tuesday Ltda.         Policy                 30,000    U.F.    Advertising Agreement
AGA S.A.                                  Receipt               600,000    US$     Supply Agreement
Soc. Las Nipas                            Policy                  6,971    U.F.    Advertising Agreement
Other clients                            Deposits             1,539,798    USD     Guarantee on bottles
                                                                                   Purchase of Rio de Janeiro Refrescos
CONFAB                                   Mortgage            30,000,000    USD     Ltda.
Russel W. Coffin                     Letter of Credit        42,456,452    USD     Purchase of Nitvitgov Refrigerantes S.A.
Catering Argentina SA                    Guaranty               126,202    USD     Supplier


NOTE 37 - LOCAL AND FOREIGN CURRENCY

Assets at each year end were composed of local and foreign currencies as follows:


                                                          September 30,   September 30,
                                                              2006            2005
                                       Currency               Amount          Amount
                                                              ThCh$           ThCh$
Current Assets
Cash                                  Non-indexed Ch$          3,694,886       2,976,983
                                      US$                      6,502,755       6,644,573
                                      AR$                        670,228       1,422,522
                                      R$                       3,519,891       1,898,960
Time Deposits                         US$                      3,370,354      44,691,530
                                      R$                         287,980      20,422,399
                                      EURO                    10,438,044               0
Marketable Securities                 Non-indexed Ch$          9,911,077       9,803,196
                                      US$                      4,619,756      10,666,156
                                      R$                         383,152               0
Trade accounts receivable             Non-indexed Ch$         12,557,274      12,733,519
                                      US$                        884,499       1,287,907
                                      AR$                      1,336,614       1,707,186
                                      R$                       9,039,060       6,581,690
Notes receivable                      Non-indexed Ch$          5,388,201       4,890,866
                                      AR$                        338,598         205,051
                                      R$                       1,845,273       1,271,470
Other receivables                     Non-indexed Ch$          1,774,962       4,807,094
                                      US$                      4,744,674       1,054,578
                                      AR$                        649,033         927,636
                                      R$                       7,806,300       6,341,723
Notes receivable from related
companies                             Non-indexed Ch$          1,061,449         424,413
Inventories                           Non-indexed Ch$          1,977,389       1,770,610
                                      Indexed Ch$              3,072,143       3,699,739
                                      US$                      2,444,531       5,462,889
                                      AR$                      4,257,829       3,346,179
                                      R$                       9,135,425       7,560,541
Recoverable Taxes                     Non-indexed Ch$            376,102         385,265
                                      US$                      1,043,577               0
                                      AR$                      1,035,532       1,348,338
                                      R$                       8,057,546       7,171,039

                                      35

Prepaid Expenses                      Non-indexed Ch$          1,344,773       1,615,842
                                      US$                         42,380         108,838
                                      AR$                        174,552         181,229
                                      R$                         680,819         344,307
Other current assets                  Non-indexed Ch$          1,607,121       1,322,129
                                      US$                      5,588,951       5,671,180
                                      AR$                        752,139       1,852,122
                                      R$                       1,502,779       1,234,345
Property, Plant and equipment
Property, Plant and equipment         Indexed Ch$             63,273,295      68,770,945
                                      US$                     81,001,144      79,111,827
Other assets
Investment in related companies       Indexed Ch$             19,036,158      18,826,201
                                      US$                      1,153,053         989,751
                                      R$                       1,487,446       1,431,892
Investment in other companies         US$                         13,498          13,806
                                      Indexed Ch$                 42,731          42,772
Goodwill                              Non-indexed Ch$            562,691         695,752
-                                     US$                     69,545,368      77,197,705
Long term debtors                     AR$                         24,039          39,835
                                      Non-indexed Ch$            160,060         116,256
                                      R$                           9,537               0
Notes receivable related companies    Indexed Ch$                 35,752          31,822
                                      US$                              0          53,107
Intangibles                           US$                        428,638         438,439
Amortization                          US$                      (255,888)       (244,651)
Deferred taxes                        AR$                              0         121,941
Others                                Non-indexed Ch$          5,637,267       4,939,273
                                      US$                    108,928,551     125,405,604
                                      AR$                      4,280,799       2,532,911
                                      EURO                             0      10,120,959
                                      R$                       5,652,356               0
                                      Indexed Ch$              2,239,870               0
Total Assets                          Non-indexed Ch$         46,053,252      46,481,198
                                      US$                    290,055,841     358,553,239
                                      AR$                     13,519,363      13,684,950
                                      EURO                    49,407,564      54,258,366
                                      R$                      10,438,044      10,120,959
                                      Indexed Ch$             87,699,949      91,371,479


b. Current liabilities at year end denominated in local and foreign currencies were as follows:


                                 Currency                     Up to 90 days                      90 days to 1 year
                                                             --------------                     -----------------
                                                    September 30,    September 30,     September 30,      September 30,
                                                        2006             2005              2006               2005
                                                  ---------------   ----------------  ----------------  ------------------
                                                             Int.              Int.              Int.                 Int.
                                                   Amount    Rate     Amount   Rate     Amount   Rate      Amount     Rate
                                                  ---------  ----   ---------- ----   ---------  ----   ------------  -----
                                                    ThCh$              ThCh$            ThCh$              ThCh$

Short term bank liabilities      US$              8,588,556         36,286,862 4,76%           0          44,310,158  6,51%
-                                AR$                      0                  0                 0           6,012,105  8,92%
                                 Non-indexed Ch$  6,175,200                  0                 0                   0
                                 AR$              2,469,882                  0                 0                   0
Current portion of long term
bank liabilities                 R$                       0                  0           466,133             601,853 13,26%
Current portion of bonds payable Indexed Ch$     14,091,130  7,0%   14,330,304 6,22%           0                   0
Dividends payable                Indexed Ch$      4,747,873          4,153,773                 0                   0
Accounts payable                 Non-indexed Ch$ 15,752,918         16,541,717                 0                   0
-                                US$              1,843,804          4,098,555                 0                   0
-                                AR$              6,598,388          3,800,112                 0                   0
-                                R$               9,039,313          8,567,688                 0                   0
Other creditors                  US$                      0            335,076                 0                   0
-                                AR$                 53,634             48,750            48,996                   0
-                                R$               2,865,525          2,730,225                 0                   0
Notes and accounts payable
related companies                Non-indexed Ch$  2,759,605          4,830,045                 0                   0
-                                US$                171,865             12,257                 0                   0
-                                R$               2,338,861          1,507,524                 0                   0
                                 AR$              1,958,802                  0                 0                   0
Provisions                       Non-indexed Ch$    655,290            491,069                 0                   0
-                                AR$                      0                151                 0                   0
-                                R$                       0                  0            28,923                   0
Withholdings                     Non-indexed Ch$  5,900,325                  0                 0                   0
-                                Indexed Ch$              0          4,768,166                 0                   0
-                                AR$              3,070,491          2,181,697                 0                   0
-                                R$                       0                  0          4,327,139          2,935,543
Income taxes                     Non-indexed Ch$  2,387,556                  0                 0           3,534,508
-                                AR$                      0                  0           189,529                   0
-                                R$                       0                  0          3,772,116            585,084
Unearned Income                  Non-indexed Ch$  1,325,457             18,831                 0                   0
-                                US$                      0            258,676                 0                   0
Deferred Taxes                   Non-indexed Ch$    819,960            935,648                 0                   0
-                                AR$                      0                  0           125,858             123,882
Other current liabilities        Non-indexed Ch$  3,811,784          5,517,824                 0                   0

Total Current Liabilities        US$              10,604,225         40,991,426                0          44,310,158
                                 AR$              14,151,197         6,030,710           364,383           6,135,987
                                 Non-indexed Ch$  39,588,095         28,335,134                0           3,534,508
                                 R$               14,243,699         12,805,437         8,594,311          4,122,480
                                 Indexed Ch$      18,839,003         23,252,243                0                   0


c.1) Long - term liabilities at September 30, 2006 were composed of local and foreign currencies as follows:


Caption                         Currency         1 to 3 years       3 to 5 years        5 to 10 years       Over 10 years
                                                 Amount  Average  Amount   Average
                                                  ThCh$  in rate  ThCh$    in rate ThCh$       in rate   ThCh$   int rate
Long term bank liabilities     $R               480,205                  0                   0                   0
                               Non-Indexed
Bonds payable                  Ch$           17,225,774    7%            0                   0           2,148,120   7.625%
                               Indexed Ch$   12,144,759   6.20%  8,009,912   6.50%  20,024,781   6.50%   40,049,562  6.50%
Other Creditors                $AR              104,389                  0                   0                   0
                               $R                     0             46,748                   0                   0
Notes and Accounts Payable to  Non-Indexed
Related Companies              Ch$            3,659,523                  0                   0                   0
                               $R                21,342                  0                   0                   0
Provisions                     Indexed Ch$            0                  0                   0           4,733,489
                               Non-Indexed
                               Ch$              580,127                  0              53,365                   0
                               $AR            1,783,490                  0                   0                   0
                               $R            18,562,345                  0                   0                   0
Deferred Taxes                 $AR               37,876                  0                   0                   0
                               Non-Indexed
Other Liabilities              Ch$                    0          4,983,227                   0                   0
                               $AR                    0            232,336           2,091,027                   0
                               $R                     0          2,054,797                   0                   0
Total Long Term Liabilities
                               $R            19,063,892          2,101,545                   0                   0
                               Non-Indexed
                               Ch$           21,465,424          4,983,227              53,365           6,196,357
                               Indexed Ch$    8,096,522          8,009,912          20,024,781           44,783,051
                               $AR            1,925,755            232,336           2,091,027                   0


C.2) Long - term liabilities at September 30, 2005 were composed of local and foreign currencies as follows:


Caption              Currency          1 to 3 years           3 to 5 years          5 to 10 years         Over 10 years
                                    ------------------    --------------------   -------------------   -------------------
                                               Average                Average               Average                Average
                                    Amount     int rate   Amount      int rate   Amount     int rate   Amount      int rate
                                    ThCh$                 ThCh$                  ThCh$                 ThCh$
Long term bank
liabilities         R$                653,150                      0                     0                      0
Bonds payable       Indexed Ch$    24,275,893       6,2%   4,002,710      6,50% 20,013,547      6,50%  44,029,804      6,50%
-                   US$            17,619,655         7%           0                     0              2,197,238     7,625%
Other creditors     $AR                91,066                      0                     0                      0
-                   R$                      0                      0                64,558                  8,069
Provisions          Indexed Ch$             0                      0                     0              4,414,489
                    Non-Indexed
-                   Ch$               594,176                      0                     0                      0
-                   $AR             3,093,113                      0                     0                      0
-                   R$             15,612,424                      0                     0                      0
                    Non-Indexed
Other liabilities   Ch$                     0                      0             4,687,837                      0
-                   $AR                     0              1,984,884                     0                      0
-                   R$              1,328,635                      0                     0                      0
Total Long Term
Liabilities
                    R$             17,594,209                      0                64,558                  8,069
                    Indexed Ch$    20,229,911              4,002,710            20,013,547             44,029,804
                    US$            17,619,655                      0                     0              6,243,220
                    $AR             3,184,179              1,984,884                     0                      0
                    Indexed Ch$             0                      0                     0              4,414,489
                    Non-Indexed
                    Ch$               594,176                      0             4,687,837                      0


NOTE 38 - PENALTIES

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS

As authorized by the Regular Shareholders Meeting held April 19th of this year, the Board during session held September 26, 2006, resolved to distribute the following amounts as interim dividend No. 153:

a) $5.60 (five pesos and sixty cents) per Series A share; and

b) $6.16 (six pesos and sixteen cents) per Series B share

This dividend will be paid on account of income from the 2006 fiscal year and will be available to shareholders beginning October 26, 2006. The Shareholders Registry will close on October 20, 2006 for payment of this dividend.

There are no matters to be reported which have occurred between the closing period of September 30, 2006 and the date of preparation of these financial statements that may have an impact over Company assets, liabilities and/or results.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENT

The Company has disbursed ThCh$1,020,094 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies. Future commitments, which are all short-term and for the same concepts, amount to ThCh$202,290.

I. ANALYSIS OF THE FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006.

Highlights

o Operating income reached US$35.0 million during the third quarter of 2006, increasing 21.9% compared to third quarter of 2005, and operating margin was 14.9%.

o Sales volume amounted to 94.7 million unit cases, an increase of 7.8% during the quarter compared to the third quarter of 2005.

o Third quarter EBITDA totaled US$48.5 million, an increase of 12.6% compared to the third quarter of 2005, while EBITDA margin was 20.7% during the third quarter of 2006.

o Consolidated operating income reached US$110.5 million during the first nine months of 2006, 20.9% higher than the first nine months of 2005, while operating margin was 15.5%.

o Consolidated sales volume totaled 292.4 million unit cases, an increase of 7.1% compared to the first nine months of 2005.

o Consolidated EBITDA for the first nine months of 2006 amounted to US$152.4 million, an increase of 13.7% compared to the first nine months of 2005, and EBITDA margin was 21.4%.

o Net income for the first nine months of 2006 reached US$82.2 million, 34.4% higher than the first nine months of 2005.

Comments from Chief Executive Officer, Mr. Jaime Garcia R.

"We view the results obtained during these nine months with satisfaction. We are certain they are the result of our growth strategy that has been focused on consumer satisfaction through the introduction of new product categories, which added to the outstanding execution of our team, leaves us optimistic to face the remainder of the year."

CONSOLIDATED SUMMARY

First Nine Months 2006 vs. First Nine Months 2005

Consolidated sales volume amounted to 292.4 million unit cases, an increase of 7.1% compared to the firs nine months of 2005. Soft drinks volume sales increased 6.3% while water sales volume grew 18.0% and juices 12.9%, in each case compared to the first nine months of 2005. These increases are a result of the higher consumption of our main products (soft drinks) in the three countries where we operate, in addition to the consolidation of growth opportunities via non-carbonated products (water and juices), which is clearly reflected in Chile, our most mature market.

Net sales amounted to US$712.2 million, 13.1% higher than in the first nine months of 2005. This was a result of both higher volume sales and price adjustments.

Despite cost pressures, particularly with regards to sugar, cost of sales per unit case only increased 1.6% compared to the first nine months of 2005, mainly due to effective negotiations with our key suppliers, lower resin prices and the appreciation of the Brazilian Real and the Chilean Peso (12.9% and 7.4% on average, respectively) against the US dollar.

Selling, general and administrative (SG&A) expenses increased 11.5% per unit case during the period as a result of increased freight fees due to higher oil prices, salary pressures and appreciation of the Brazilian Real which made expenses in our Brazilian territory higher.

Consolidated operating income amounted to US$110.5 million, a 20.9% increase compared to the first nine months of 2005, and operating margin was 15.5%, an increase of 100 basis points compared to the 2005 period.

Consolidated EBITDA amounted to US$152.4 million, an increase of 13.7%. EBITDA Margin was 21.4%, an increase of 10 basis points.

Third Quarter 2006 vs. Third Quarter 2005

Consolidated sales volume for the third quarter of 2006 reached 94.7 million unit cases, a 7.8% increase compared to the third quarter of 2005, with soft drinks sales volume increasing by 7.6%, water sales volume by 6.7%, and juices by 14.3%.

Net sales during the quarter amounted to US$234.8 million, representing a 12.8% increase compared to the net sales recorded in the third quarter of 2005. This increase in the third quarter of 2006 was principally due to increased volumes and price adjustments.

Cost of sales per unit case decreased 1.0%, a result of effective negotiations, the lower price of resin and the appreciation of the Brazilian Real and the Chilean Peso against the US dollar.

SG&A expenses increased 12.6% per unit case during the quarter compared to the third quarter of 2005, mainly as a result of increased freight fees due to higher oil prices, salary pressures and the appreciation of the Brazilian Real.

Consolidated operating income amounted to US$35.0 million, a 21.9% increase compared to the third quarter of 2005. Operating Margin was 14.9%, an increase of 110 basis points compared to the third quarter of 2005.

Consolidated EBITDA amounted to US$48.5 million, a 12.6% increase compared to the third quarter of 2005. EBITDA Margin was 20.7% during the quarter, remaining stable compareed to the third quarter of 2005.

SUMMARY BY COUNTRY

Chile

First Nine Months 2006 vs. First Nine Months 2005

During the first nine months of 2006, sales volume amounted to 100.5 million unit cases, an increase of 7.1% compared to the the first nine months of 2005. This significant increase was a result of increased volume of soft drink sales (5.3%), in addition to the significant contribution of the water and juices (23.2% and 10.6%, respectively) segments. In Chile, besides the significant increase of non-carbonated products, the Light product segment, already represents approximately 15% of the total soft drink portfolio.

Net sales amounted to US$285.6 million, a 3.2% improvement compared to the previous year, basically as a result of higher volumes, partially offset by lower average income.

Cost of sales per unit case decreased 4.5% as a result of effective negotiations regarding sugar supply agreements and lower resin prices. Additionally, SG&A expense decreased 1.1% per unit case.

Operating income was 2.8% higher than in the first nine months of 2005, amounting to US$64.9 million, while operating margin was 22.7%, a decrease of 10 basis points compared to the first nine months of 2005.

EBITDA amounted to US$83.2 million, 0.9% higher than the EBITDA figure recorded in the first nine months of 2005 and EBITDA margin was 29.1%.

Third Quarter 2006 vs. Third Quarter 2005

During the quarter Andina launched orange-flavored Nectar Andina Forte with Vitamins C, E and zinc, in the Tetra Prisma 1liter format. Additionally, during September the new advertising campaign "The Coca-Cola Side of Life" was launched. This campaign will constitute Coca-Cola's main theme during 2007 and part of 2008, and it is based on the previous campaign - "The Good Thing." It seeks to enhance the message of optimism incorporating elements of youth.

During the third quarter of 2006, sales volume amounted to 32.1 million unit cases, a 5.8% growth compared to the same period of the previous year. Soft Drinks increased by 5.4%, water sales volume increased 7.9% and Juices increased 7.8%

Net sales amounted to US$91.9 million, a 2.6% increase compared to the third quarter of 2005. This increase resulted from higher volumes and was partially offset by the effect of average prices, which in nominal terms have remained stable.

Cost of sales per unit case decreased by 5.8% compared to the third quarter of 2005, offsetting the 3.0% decrease in average net sales per unit case during the quarter. This decrease was related to the lower price of resin and the advanced purchase of sugar realized in November of 2005 to cover the requirements for the entire 2006 period. SG&A expense per unit case increased 5.6% during the quarter compared to the third quarter of 2005, mainly as a result of the aforementioned higher freight fees.

Operating income amounted to US$20.8 million, a 1.9% increase compared to that recorded in the third quarter of 2005. Operating margin was 22.6%, a decrease of 10 basis points compared to the third quarter of 2005.

EBITDA amounted to US$26.4 million during the quarter, 2.2% lower than the EBITDA recorded during the third quarter of 2005. EBITDA margin was 28.8%, a decrease of 140 basis points compared to the third quarter of 2005.

Brazil

First Nine Months 2006 vs. First Nine Months 2005

Sales volume amounted to 116.1 million unit cases. Of this, 95.8% was concentrated in soft drinks and represented a 7.0% growth for the first nine months of 2006 over the comparable period of 2005.

Net sales reached US$288.4 million, increasing 30.3% compared to the comparable period of 2005. This significant increase was a result of volume growth, price adjustments and the favorable exchange rate upon the translation of figures.

Cost of sales per unit case increased 13.9%, as a result of increased sugar and resin prices and the translation of figures. SG&A increased 22.8% per unit case due to increased freight fees and greater inter-deposit freights, as a result of higher volumes. Both factors were offset by a 21.7% increase in average income, leading to a 79.6% increase in Operating Income compared to the same period of the previous year, which amounted to US$39.1 million. Operating Margin was 13.6%, an improvement of 380 basis points.

EBITDA amounted to US$52.8 million, an increase of 49.9%, with an EBITDA Margin of 18.3%, increasing 240 basis points compared to the previous period.

Third Quarter 2006 vs. Third Quarter 2005

Sales volume for the third quarter of 2006 amounted to 37.1 million unit cases, representing a 6.6% increase compared to the third quarter of 2005.

Net sales reached US$96.4 million, representing an 29.4% increase. This is explained by price adjustments and the exchange rates, which benefited the translation of figures.

Cost of sales per unit case grew 11.9% explained by the effect of figure conversion, (which have a negative impact on our costs) and the previously explained reasons. The appreciation of the Brazilian Real has helped Andina to offset the increase in the price of sugar that along with other measures, have enabled the Company to maintain a tight control over our costs in local currency.

Operating income reached US$12.5 million, an improvement of 81.7% and operating margin was 12.9%, an increase of 370 basis points compared to the third quarter of 2005.

Finally, EBITDA amounted to US$17.1 million, a 49.1% increase compared to third quarter of 2005. EBITDA Margin was 17.7%, an increase of 230 basis points compared to the previous period.

Argentina

First Nine Months 2006 vs. First Nine Months 2005

In Argentina, sales volume reached 75.9 million unit cases, a 7.1% increase compared to the comparable period in 2005. The Light (diet) segment has continued expanding, posting close to an 18% increase in volume sales compared to the first nine months of 2005, and representing 5.8% of the total product portfolio.

Net sales reached US$144.3 million, representing an increase of 4.1% over net sales recorded for the first nine months of 2005. This increase is explained by higher volumes, partially offset by the impact of currency translations.

Cost of sales per unit case decreased 7.9% compared to the first nine months of 2005, more than offsetting the 2.8% decrease in average income per unit case. These both resulted primarily from the devaluation of the Argentine Peso.

SG&A expenses increased 10.9% compared to the first nine months of 2005 per unit case mainly due to higher labor, freight and advertising costs, partially offset by the exchange rates upon the translation of figures.

Operating income amounted to US$13.9 million, a 7.0% increase compared to the first nine months of 2005. Operating margin was 9.6%, 20 basis points higher than in the first nine months of 2005.

EBITDA reached US$23.7 million, an increase of 4.6% compared to the first nine months of 2005 while EBITDA margin increased 10 basis points amounting to 16.5%.

Third Quarter 2006 vs. Third Quarter 2005

Sales volume for the third quarter of 2006 increased 12.3% reaching 25.5 million unit cases.

Net Sales reached US$48.1 million, representing an increase of 2.4% compared to the third quarter of 2005 primarily as a result of higher volume sales along with an increase in average income in local currency, partially offset by the effect of currency translations resulting from the devaluation of the Argentine Peso, which averaged 6.5%.

Cost of sales per unit case decreased 14.4% compared to the third quarter of 2005, primarily as a result of the effect of fluctuations in the exchange rates on currency translations, as well as lower resin prices. SG&A expense per unit case remained stable compared to the third quarter of 2005.

Operating income amounted to US$ 4.7 million, a 24.9% increase compared to the third quarter of 2005. Operating margin was 9.7%, 180 basis points higher than in the third quarter of 2005.

EBITDA reached US$7.9 million, an increase of 15.1% compared to the third quarter of 2005. EBITDA margin was 16.5% an increase of 180 basis points compared to the third quarter of 2005.

NON-OPERATING RESULTS

First Nine Months 2006 vs. First Nine Months 2005

Non-operating results represented a loss of US$12.7 million, which compares favorably to an accumulated loss of US$20.6 million recorded during the first nine months of 2005. This loss reduction resulted primarily from the following factors:

o Other Non Operating Income/(Expense): Reflecting a positive variation as a result of lower expenses regarding severance indemnities and a provision to adjust to market value the Company's real estate available for sale during 2005.

o Price Level Restatement: Records income as a consequence of a higher exchange rate (Ch$537.03 per USD in 2006 vs. Ch$529.20 per USD in 2005) over our U.S. Dollar asset position; both partially offset by:

o Financial Expense/Income (Net): Records a net loss and negatively compared to the figure reported as of September 2005, resulting from accumulated earnings during that period in our cross currency swap position (that this year records an insignificant loss, explained by the evolution of the exchange rate) along with a one-time profit generated by the sale of bonds during 2005.

Net income amounted to US$82.2 million in the first nine months of 2006, an increase of 34.4% compared to the net income reported during the first nine months of 2005. Net margin increased 180 basis points amounting to 11.5%.

ANALYSIS OF THE BALANCE SHEET

As of September 30, 2006, the Company's financial assets amounted to US$296.9 million. These represent cash, investments in mutual funds, deposits, structured notes, corporate bonds and sovereign bonds. 82% of the total financial investments are U.S. Dollar-denominated and 6.5% are Euro-denominated. Nevertheless, through "Cross-Currency Swap" agreements executed in July and August 2003 and April 2004, part of the portfolio has been converted to Chilean Pesos (UF - Chilean Inflation Indexed Currency), thereby decreasing the amount denominated in U.S. Dollars to 13.4%.

On the other hand, the Company's total debt was US$245.6 million, with an average annual rate of 6.67% on U.S. Dollar debt, and an average real annual rate of 6.40% on Chilean Peso-denominated debt. The U.S. Dollar-denominated debt represents 25.9% of total debt.

As a result, the Company holds a positive net cash position of US$51.3 million.

Main Indicators

                                                      Main Indicators


                      INDICATORS                          Unit       Sep-06        Dic-05         Sep-05        Variance
LIQUIDITY
    Current Ratio                                        Times             1.26          1.30           1.08      0.17
    Acid Tests                                           Times             1.06          1.16           0.96      0.11
    Working Capital                                       MCh$           11,624        37,034         36,847    (25,223)
ACTIVITY
    Investments                                           MCh$           24,878        28,138         18,013      6,865
    Inventory turnover                                   Times            11.48         14.15           9.33      2.16
    Days of inventory on hand                             Days            31.35         25.44          38.59      -7.24
INDEBTEDNESS
    Debt to equity ratio                                   %             98.41%        95.97%        120.71%     -22.30%
    Short-term liabilities to total liabilities            %             43.14%        48.64%         53.95%     -10.81%
    Long-term liabilities to total liabilities             %             56.86%        51.36%         46.05%     10.81%
    Interest charges coverage ratio                      Times            12.07         18.68          14.33      -2.26
PROFITABILITY
    Return over equity                                     %             16.79%        19.67%         11.53%      5.26%
    Return over total assets                               %              8.52%         9.95%          5.52%      3.00%
    Return over operating assets                           %             18.43%        21.25%         11.93%      6.50%
    Operating income                                      MCh$           59,350        79,856         49,104     10,247
    Operating margin                                       %             15.52%        16.28%         14.52%      0.99%
    EBITDA (1)                                            MCh$           84,654       106,083         68,848     15,806
    EBITDA margin                                          %             22.13%        21.63%         20.34%      1.79%
    Dividends payout ratio - Series A shares               %              7.80%         7.76%          6.45%      1.35%
    Dividends payout ratio - Series B shares               %              7.94%         8.04%          6.77%      1.17%


EBITDA (1) Earnings before income taxes, interest, depreciation, amortization and extraordinary items.

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Liquidity indicators reflect an improvement with regards to the previous period, reflecting a reclassification of short term financial instruments with maturity in less than a one year period amounting to MUS$39.

Indicators of indebtedness improve mainly due to the prepayment of US$40 million carried out by our Argentine subsidiary of its external debt in December of 2005, maturity of the remaining MUS$40 during August of 2006 and amortizations of the local bond for an approximate amount of MUS$23 carried out during June 2006 and December 2005, and which are partially offset by a decrease in equity as a result of an extraordinary dividend payment carried out in May of 2006. This indicator does not consider the Company's financial assets. Financial debt during the period amounted to Ch$4,745 million and earnings before interest and taxes amounted to Ch$57,269 million, achieving an interest coverage of 12.1times, a slight improvement with regards to the previous period.

Operating profitability indicators benefited from the reasons mentioned in paragraph I. Profitability over equity basically benefited from the reasons stated in paragraph I along with the aforementioned effect of the decrease in equity.

III. Analysis of Book Values and Present Value of Assets

With respect to the Company's main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N(degree) 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company's participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV. Analysis of the Main Components of Cash Flow

                                            September 2006   September
                 Cash Flow                  MCh$         2005       Variation    Variation
                                                          MCh$         MCh$           %
Operating                                       79,198       64,075       15,124     24%
Financing                                     (87,589)     (52,805)     (34,784)    (66)%
Investment                                       6,332      (1,082)        7,414    685%
Net cash flow for the Period                   (2,058)       10,188     (12,246)   (120)%

The Company generated a negative net cash flow of MCh$2,058 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$79,198 representing a positive variation regarding the previous year which amounted to Ch$64,075 million. Principally explained by increased collections from clients which were partially offset by increased payment of value added taxes and payments to suppliers.

Financing activities generated a negative cash flow of MCh$87,589 representing a negative variation of MCh$34,784 mainly explained by greater loan payments to banks in accordance with the agreed upon maturity terms as well as less bank credits.

Investment activities generated a positive cash flow of MCh$6,332; with a positive variation of MCh$7,414 regarding the previous year, mainly explained by decreased investments in financial instruments, and income generated by the sale of permanent investments, partially offset by investments in property, plant and equipment.




V. Analysis of Market Risk

Interest Rate Risk

As of September 30, 2005 and 2006, the Company held 100% of its debt obligations at fixed-rates. Consequently, the risk fluctuation of market interest rates regarding the Company's cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates. For the period the breakdown for each is the following:

Chilean peso:     40%
Brazilian real:   40%
Argentine peso:   20%

Since the Company's sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the US dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable. Likewise commodity coverage instruments have also been utilized.


MATERIAL EVENTS

During the period July-September 2006, the following material events were filed:

Sugar Supply Agreement 2007 - 2009 Period

At its regular session held August 29 of the current year, the Board approved the commercial terms and conditions in order for the Company to enter into an agreement with Empresas Iansa S.A. and/or its subsidiary Iansagro S.A. for the supply and delivery of sugar for the 2007-2009 period amounting to 172,000 tons based on a pricing structure involving a payment of a fixed price for 50,000 tons and a variable price for the remaining volume. The price will be determined in accordance with the international variation of the price of sugar within a range that will be established in the agreement which would be subscribed, in accordance with the current future prices of sugar for each one of the referred years (resulting from the market conditions currently prevailing for operations of this nature).

The agreement setting forth the approved terms and conditions is currently being drafted and will be duly reported to the Superintendence and the market once entered into the parties thereof.

Interim Dividend

As authorized by the Regular Shareholders Meeting held April 19th of this year, the Board resolved to distribute the following amounts as interim dividend No. 153:

a) $5.60 (five pesos and sixty cents) per Series A share; and

b) $6.16 (six pesos and sixteen cents) per Series B share

This dividend will be paid on account of income from the 2006 fiscal year and will be available to shareholders beginning October 26, 2006. The Shareholders Registry will close on October 20, 2006 for payment of this dividend.

No other significant events of a financial or any other nature have occurred between September 30, 2006 and the issuance date of these financial statements that affect or may affect the assets, liabilities and/or income of the Company.

This document may contain estimates that reflect a good faith expectation of Embotelladora Andina S.A. and are based on information currently available. It should be noted that the results finally obtained are subject to various variables, many of which are beyond the Company's control and which could have a significant impact on the current performance. Amongst the factors that may cause a change in the performance are: the effects of political and economic conditions on mass- consumption; price pressures resulting from competitive discounts by other bottlers; weather conditions in the Southern Cone and other risk factors that are applicable from time to time and that are periodically informed in the reports to the relevant regulatory authorities.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                            EMBOTELLADORA ANDINA S.A.


                                            By: /s/ Osvaldo Garay
                                                -------------------------------
                                            Name:   Osvaldo Garay
                                            Title:  Chief Financial Officer

Santiago, November 22, 2006